BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and Cash Equivalents	$	189,499
Receivable from Broker-Dealers and Clearing Organizations		334,498
Securities Owned - Not Readily Marketable		2,630
Loans and Advances Receivable - Officers and Employees		110,266
Prepaids and Other Assets		102,671
Furniture, Equipment, and Leasehold Improvements - At Cost, Less Accumulated Depreciation of Approximately $411,300		69,664
Total Assets	$	809,228
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	282,400
Payable to Broker-Dealers and Clearing Organizations		24,333
Securities Sold, Not Yet Purchased		37,751
Total Liabilities		344,484
Stockholders' Equity		
Common Stock - Par Value $1 Per Share; 100,000 Shares Authorized; 65,000 Shares Issued and Outstanding		65,000
Retained Earnings		399,744
Total Stockholders' Equity		464,744
Total Liabilities and Stockholders' Equity	$	809,228

The accompanying notes are an integral part of these financial statements.